The Dreyfus Premier Third Century Fund, Inc.

SEMIANNUAL REPORT November 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Premier Third Century Fund, Inc., covering the six-month period from June 1, 2006, through November 30, 2006. Inside, you'll find valuable information about how the fund was managed during the reporting period.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, while U.S. monetary policy has tightened to the borderline between a neutral policy and a restrictive policy, most foreign monetary policies have tightened only from stimulative to neutral, leaving room for further expansion.

The financial markets seem to agree with the view that a gradual economic slowdown is more likely than a recession, as evidenced by recent strength in stock prices. Although smaller-cap stocks generally continued to outperform their large-cap counterparts over the reporting period, we have seen evidence that investors continue to turn toward larger companies with the ability to sustain profitability in a slower economic environment. This pattern is consistent with previous mid-cycle slowdowns. Of course, there is no guarantee how the markets will perform, and we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

John R. O'Toole and Jocelin A. Reed, Portfolio Managers

How did The Dreyfus Premier Third Century Fund perform relative to its benchmark?

For the six-month period ended November 30, 2006, the fund produced total returns of 8.85% for Class A shares, 8.46% for Class B shares, 8.44% for Class C shares, 9.07% for Class R shares, 8.52% for Class T shares and 8.96% for Class Z shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a total return of 11.32% for the same period.[2]

The U.S. and global economies continued to expand during the reporting period, setting the stage for higher corporate earnings and stock prices. While the fund participated in the equity market's gains, its returns proved more modest than the return of its benchmark primarily due to the fund's relatively growth-oriented posture during the first few months of the reporting period.

What is the fund's investment approach?

The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stocks of companies that, in our opinion, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America. In selecting stocks, we begin by using quantitative research to identify and rank stocks within an industry or sector. Next, based on fundamental analysis, we designate the most attractive of the higher ranked securities as potential purchase candidates. We then evaluate potential purchase candidates by industry or sector, to determine whether the company meets the fund's socially responsible investment criteria.

We next select investments from those companies that we consider to be the most attractive based on financial considerations. If there is more than one company to choose from, we can select stocks of companies that we consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however we may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

What other factors influenced the fund's performance?

Value-oriented stocks generally have outperformed their growth-oriented counterparts over the past five years. As a result, when the reporting period began large-cap growth stocks stood at what we believed were attractively low valuation levels compared to historical averages. The fund sought to take advantage of this opportunity by emphasizing large-cap growth stocks during the first few months of the reporting period. However, investors responding to rising interest rates continued to favor value stocks, a trend that detracted from the fund's relative performance.

Nevertheless, the fund participated significantly in the market's gains, deriving particularly strong returns in several sectors. In the consumer discretionary sector, the fund's investment in toy maker Mattel benefited from a surge in sales of its core Barbie product line. The fund's relatively heavy exposure and strong stock selections supported robust contributions from the information and communications sectors, where top performers included Internet companies, such as Google; business service providers, such as Accenture; and media companies with ties to rapidly expanding capital markets, such as Moody's and The McGraw-Hill Companies, which owns Standard & Poor's.

Although holdings among commodity-oriented semiconductor companies, such as Texas Instruments and National Semiconductor, lost ground during the reporting period, most of the fund's technology investments produced strong gains. For example, Microsoft, Cisco Systems and Intel boosted the fund's performance. As a result, the fund nearly matched the benchmark's returns in the technology sector. In the financials sector, among top performing stocks, NYSE Group rose sharply on the strength of robust equity market and announced European expansion. Brokerage firms, such as Goldman Sachs Group, gained ground in response to healthy financial markets.

On the other hand, the fund's gains in the energy sector were weaker than those of the benchmark due to our focus on producers of clean-burning natural gas, such as Pioneer Natural Resources and Anadarko Petroleum, at a time when petroleum prices held up better. The fund allocated relatively few assets to the traditionally defensive telecommunications sector, limiting its participation in heightened levels of mergers-and-acquisitions activity.

What is the fund's current strategy?

In August 2006, the fund began shifting to a more sector-neutral position relative to its benchmark, establishing a balance of growth- and value-oriented stocks that roughly mirrors the benchmark's composition. More specifically, we increased and broadened the fund's exposure to the financial sector by adding investments in banks, insurers, and real estate investment trusts. Nevertheless, the fund remained slightly underweighted relative to the benchmark in the financials and energy sectors, and slightly overweighted in the technology and health care sectors.

Can you highlight some of the fund's socially responsible investing activities?

One of the fund's socially responsible investment criteria involves the quality of a company's employee relations and its success in providing equal employment opportunities. For example, Mattel has earned a reputation as a leader in the education and development of its international workforce. The company has established relatively strong employment guidelines and standards for its foreign subcontractors. Another consumer discretionary holding, retailer Nordstrom, has been cited as one of Fortune Magazine's Best Places to Work for its compensation system, its practice of promoting from within and the latitude for decision-making it offers employees.

For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Premier Third Century Fund, Inc. from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2006

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.91	$ 11.50	$ 10.61	$ 4.45	$ 9.51	$ 5.45
Ending value (after expenses)	$1,088.50	$1,084.60	$1,084.40	$1,090.70	$1,085.20	$1,089.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.68	$ 11.11	$ 10.25	$ 4.31	$ 9.20	$ 5.27
Ending value (after expenses)	$1,018.45	$1,014.04	$1,014.89	$1,020.81	$1,015.94	$1,019.85

† *Expenses are equal to the fund's annualized expense ratio of 1.32% for Class A, 2.20% for Class B, 2.03% for Class C, .85% for Class R, 1.82% for Class T and 1.04% for Class Z; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Common Stocks—99.0%	Shares	Value ($)
Consumer Cyclical—8.1%		
Bed Bath & Beyond	77,100 [a]	2,987,625
Costco Wholesale	78,800	4,118,088
Darden Restaurants	68,700	2,758,305
Lowe's Cos.	84,600	2,551,536
Nordstrom	102,900 [b]	5,044,158
Office Depot	62,500 [a]	2,366,250
Target	109,400	6,355,046
TJX Cos.	111,700	3,062,814
		29,243,822
Consumer Hard Goods—1.4%		
Mattel	223,500	**4,905,825**
Consumer Staples—8.4%		
Avon Products	73,100	2,385,984
General Mills	56,200	3,144,390
Kimberly-Clark	65,600	4,360,432
PepsiCo	200,900	12,449,773
Procter & Gamble	126,500	7,942,935
		30,283,514
Financial—21.4%		
Bank of America	169,700	9,138,345
Capital One Financial	76,000	5,918,880
Chubb	44,600	2,308,496
CIT Group	39,500	2,054,395
Comerica	62,700	3,652,275
Genworth Financial, Cl. A	76,000	2,492,800
Goldman Sachs Group	42,800	8,337,440
Hartford Financial Services Group	32,200	2,761,472
IntercontinentalExchange	17,700 [a]	1,739,025
KeyCorp	74,000	2,671,400
Lincoln National	37,300	2,371,907
National City	57,600	2,079,360
Northern Trust	62,700	3,571,392
NYSE Group	23,200 [a,b]	2,322,320
ProLogis	33,700	2,196,229
Regions Financial	98,800	3,621,020
Safeco	63,400	3,840,138

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
SLM	87,600	4,015,584
St. Paul Travelers Cos.	68,300	3,538,623
U.S. Bancorp	100,100	3,367,364
Washington Mutual	80,200	3,503,136
Whitney Holding	42,800	1,379,444
		76,881,045
Health Care−14.6%		
Aetna	77,500	3,201,525
Alcon	25,500	2,795,310
Amgen	53,500 [a]	3,798,500
Baxter International	94,000	4,205,560
Becton, Dickinson & Co.	62,800	4,504,016
Genzyme	71,300 [a]	4,591,720
Gilead Sciences	55,800 [a]	3,678,336
Johnson & Johnson	181,600	11,969,256
Novartis, ADR	99,000	5,782,590
Quest Diagnostics	27,400	1,456,858
WellPoint	84,800 [a]	6,416,816
		52,400,487
Industrial−9.2%		
Burlington Northern Santa Fe	38,200	2,871,112
Eaton	40,000	3,083,200
Emerson Electric	107,400	9,311,580
Manpower	72,100	5,119,100
Rockwell Automation	23,100	1,503,348
Rockwell Collins	72,400	4,367,892
United Technologies	108,400	6,995,052
		33,251,284
Information−9.4%		
Accenture, Cl. A	94,200	3,174,540
Equifax	74,800	2,841,652
Google, Cl. A	9,300 [a]	4,509,756
McGraw-Hill Cos.	73,200	4,878,780
Moody's	65,100	4,523,148
News, Cl. B	350,500 [b]	7,546,265
VeriSign	77,300 [a]	2,018,303

Common Stocks (continued)	Shares	Value ($)
Information (continued)		
Walt Disney	132,400	4,375,820
		33,868,264
Materials−3.3%		
3M	52,100	4,244,066
Air Products & Chemicals	39,700	2,744,858
Ecolab	105,900	4,696,665
		11,685,589
Oil & Gas Producers−5.5%		
Anadarko Petroleum	87,700	4,328,872
ENSCO International	52,100	2,701,906
Pioneer Natural Resources	75,700	3,296,735
Tetra Technologies	122,400 a	3,162,816
TODCO	62,600 a,b	2,504,626
XTO Energy	71,800 b	3,633,080
		19,628,035
Technology−15.2%		
Cisco Systems	200,900 a	5,400,192
Danaher	57,000	4,167,840
Dell	143,500 a	3,908,940
EMC/Massachusetts	187,200	2,454,192
Intel	232,100	4,955,335
International Business Machines	104,600	9,614,832
Microsoft	362,900	10,643,857
National Semiconductor	118,100	2,856,839
QUALCOMM	121,700	4,453,003
Texas Instruments	210,700	6,226,185
		54,681,215
Telecommunications−.7%		
Qwest Communications International	317,400 a,b	**2,440,806**
Utilities−1.8%		
NiSource	108,900	2,685,474
Sempra Energy	70,100	3,820,450
		6,505,924
Total Common Stocks		
(cost $316,084,725)		**355,775,810**

Short-Term Investment—.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit;		
Self-Help Credit Union 4.64%, 12/14/06 (cost $100,000)	100,000	**100,000**

Other Investment—.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,326,000)	1,326,000 ᶜ	**1,326,000**

Investment of Cash Collateral for Securities Loaned—3.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $11,092,728)	11,092,728 ᶜ	**11,092,728**
Total Investments (cost $328,603,453)	**102.5%**	**368,294,538**
Liabilities, Less Cash and Receivables	**(2.5%)**	**(8,916,549)**
Net Assets	**100.0%**	**359,377,989**

ADR—American Depository Receipts

ᵃ *Non-income producing security.*

ᵇ *All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on loan is $10,971,707 and the total market value of the collateral held by the fund is $11,092,728.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	21.4	Oil & Gas Producers	5.5
Technology	15.2	Short-Term/Money Market Investments	3.5
Health Care	14.6	Materials	3.3
Information	9.4	Utilities	1.8
Industrial	9.2	Consumer Hard Goods	1.4
Consumer Staples	8.4	Telecommunications	.7
Consumer Cyclical	8.1		**102.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $10,971,707)–Note 1(b):		
Unaffiliated issuers	316,184,725	355,875,810
Affiliated issuers	12,418,728	12,418,728
Receivable for investment securities sold		17,644,515
Dividends and interest receivable		704,621
Receivable for shares of Common Stock subscribed		60,765
Prepaid expenses		34,287
		386,738,726
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		328,648
Cash overdraft due to Custodian		9,183
Liability for securities on loan–Note 1(b)		11,092,728
Payable for investment securities purchased		15,445,793
Payable for shares of Common Stock redeemed		334,948
Accrued expenses		149,437
		27,360,737
Net Assets ($)		**359,377,989**
Composition of Net Assets ($):		
Paid-in capital		426,303,096
Accumulated undistributed investment income–net		536,346
Accumulated net realized gain (loss) on investments		(107,152,538)
Accumulated net unrealized appreciation (depreciation) on investments		39,691,085
Net Assets ($)		**359,377,989**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class Z
Net Assets ($)	13,962,888	6,962,033	3,441,015	679,709	531,344	333,801,000
Shares Outstanding	1,511,930	798,618	393,670	72,429	59,541	35,647,606
Net Asset Value Per Share ($)	**9.24**	**8.72**	**8.74**	**9.38**	**8.92**	**9.36**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $7,587 foreign taxes withheld at source):	
Unaffiliated issuers	2,339,271
Affiliated issuers	36,374
Income from securities lending	55,322
Interest	2,355
Total Income	**2,433,322**
Expenses:	
Management fee–Note 3(a)	1,311,675
Shareholder servicing costs–Note 3(c)	396,142
Professional fees	61,875
Distribution fees–Note 3(b)	41,302
Registration fees	33,349
Prospectus and shareholders' reports	20,907
Custodian fees–Note 3(c)	13,281
Directors' fees and expenses–Note 3(d)	4,325
Interest expense–Note 2	1,471
Loan commitment fees–Note 2	1,281
Miscellaneous	11,486
Total Expenses	**1,897,094**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(118)
Net Expenses	**1,896,976**
Investment Income–Net	**536,346**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,839,090
Net unrealized appreciation (depreciation) on investments	22,756,765
Net Realized and Unrealized Gain (Loss) on Investments	**29,595,855**
Net Increase in Net Assets Resulting from Operations	**30,132,201**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Operations ($):		
Investment income (loss)–net	536,346	(369,811)
Net realized gain (loss) on investments	6,839,090	52,787,744
Net unrealized appreciation (depreciation) on investments	22,756,765	(35,772,432)
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,132,201**	**16,645,501**
Dividends to Shareholders from ($):		
Investment income–net:		
Class R shares	–	(4,729)
Class Z shares	–	(1,377,451)
Total Dividends	**–**	**(1,382,180)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,375,257	6,363,617
Class B shares	13,184	320,038
Class C shares	808,282	357,791
Class R shares	12,227	259,244
Class T shares	54,269	102,310
Class Z shares	2,822,433	10,656,771
Dividends reinvested:		
Class R shares	–	1,802
Class Z shares	–	1,311,586
Cost of shares redeemed:		
Class A shares	(2,063,511)	(6,357,002)
Class B shares	(3,061,073)	(6,971,874)
Class C shares	(356,204)	(855,457)
Class R shares	(43,684)	(617,750)
Class T shares	(160,071)	(177,992)
Class Z shares	(28,336,758)	(94,428,202)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(26,935,649)**	**(90,035,118)**
Total Increase (Decrease) in Net Assets	**3,196,552**	**(74,771,797)**
Net Assets ($):		
Beginning of Period	356,181,437	430,953,234
End of Period	**359,377,989**	**356,181,437**
Undistributed investment income–net	536,346	–

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	386,982	736,344
Shares redeemed	(239,244)	(743,559)
Net Increase (Decrease) in Shares Outstanding	**147,738**	**(7,215)**
Class B[a]		
Shares sold	1,561	39,246
Shares redeemed	(373,208)	(848,115)
Net Increase (Decrease) in Shares Outstanding	**(371,647)**	**(808,869)**
Class C		
Shares sold	96,940	43,656
Shares redeemed	(43,852)	(105,556)
Net Increase (Decrease) in Shares Outstanding	**53,088**	**(61,900)**
Class R		
Shares sold	1,363	29,985
Shares issued for dividends reinvested	–	204
Shares redeemed	(4,813)	(72,255)
Net Increase (Decrease) in Shares Outstanding	**(3,450)**	**(42,066)**
Class T		
Shares sold	6,490	12,330
Shares redeemed	(19,124)	(21,430)
Net Increase (Decrease) in Shares Outstanding	**(12,634)**	**(9,100)**
Class Z		
Shares sold	321,688	1,235,786
Shares issued for dividends reinvested	–	148,919
Shares redeemed	(3,231,399)	(10,912,245)
Net Increase (Decrease) in Shares Outstanding	**(2,909,711)**	**(9,527,540)**

[a] *During the period ended November 30, 2006, 205,826 Class B shares representing $1,684,345 were automatically converted to 194,865 Class A shares and during the period ended May 31, 2006, 416,457 Class B shares representing $3,453,100 were automatically converted to 395,870 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.48	8.19	7.93	6.84	8.05	10.40
Investment Operations:						
Investment income (loss)–net [a]	–	(.02)	.00 [b]	(.04)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	.76	.31	.26	1.13	(1.19)	(2.26)
Total from Investment Operations	.76	.29	.26	1.09	(1.21)	(2.28)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.07)
Net asset value, end of period	9.24	8.48	8.19	7.93	6.84	8.05
Total Return (%) [c]	8.85 [d]	3.54	3.28	15.94	(15.03)	(21.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66 [d]	1.25	1.35	1.32	1.36	1.12
Ratio of net expenses to average net assets	.66 [d]	1.25	1.35	1.32	1.36	1.12
Ratio of net investment income (loss) to average net assets	.05 [d]	(.24)	.05	(.54)	(.23)	(.22)
Portfolio Turnover Rate	14.15 [d]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	13,963	11,573	11,230	16,079	14,116	18,675

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.04	7.83	7.64	6.65	7.88	10.26
Investment Operations:						
Investment (loss)–net[a]	(.03)	(.09)	(.06)	(.10)	(.07)	(.09)
Net realized and unrealized gain (loss) on investments	.71	.30	.25	1.09	(1.16)	(2.22)
Total from Investment Operations	.68	.21	.19	.99	(1.23)	(2.31)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.07)
Net asset value, end of period	8.72	8.04	7.83	7.64	6.65	7.88
Total Return (%)[b]	8.46[c]	2.68	2.49	14.89	(15.61)	(22.55)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.10[c]	2.06	2.09	2.10	2.15	1.93
Ratio of net expenses to average net assets	1.10[c]	2.06	2.09	2.10	2.15	1.93
Ratio of net investment (loss) to average net assets	(.42)[c]	(1.09)	(.74)	(1.32)	(1.03)	(1.05)
Portfolio Turnover Rate	14.15[c]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	6,962	9,415	15,503	18,072	16,873	23,671

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

	Six Months Ended November 30, 2006	Year Ended May 31,				
Class C Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.06	7.84	7.65	6.65	7.88	10.28
Investment Operations:						
Investment (loss)–net[a]	(.03)	(.08)	(.05)	(.09)	(.06)	(.10)
Net realized and unrealized gain (loss) on investments	.71	.30	.24	1.09	(1.17)	(2.23)
Total from Investment Operations	.68	.22	.19	1.00	(1.23)	(2.33)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.07)
Net asset value, end of period	8.74	8.06	7.84	7.65	6.65	7.88
Total Return (%)[b]	8.44[c]	2.81	2.48	15.04	(15.61)	(22.70)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.02[c]	2.02	2.07	2.08	2.13	1.98
Ratio of net expenses to average net assets	1.02[c]	2.02	2.07	2.08	2.13	1.98
Ratio of net investment (loss) to average net assets	(.31)[c]	(1.03)	(.72)	(1.30)	(1.02)	(1.09)
Portfolio Turnover Rate	14.15[c]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	3,441	2,745	3,156	3,810	3,698	5,399

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.60	8.28	8.06	6.94	8.12	10.46
Investment Operations:						
Investment income (loss)−net[a]	.02	.06	.06	(.02)	.02	.01
Net realized and unrealized gain (loss) on investments	.76	.31	.16	1.14	(1.20)	(2.28)
Total from Investment Operations	.78	.37	.22	1.12	(1.18)	(2.27)
Distributions:						
Dividends from investment income−net	−	(.05)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	−	(.07)
Total Distributions	−	(.05)	−	−	−	(.07)
Net asset value, end of period	9.38	8.60	8.28	8.06	6.94	8.12
Total Return (%)	9.07[b]	4.45	2.73	16.14	(14.53)	(21.73)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.43[b]	.84	.83	1.08	.86	.81
Ratio of net expenses to average net assets	.43[b]	.84	.83	1.08	.86	.81
Ratio of net investment income (loss) to average net assets	.27[b]	.66	.80	(.30)	.25	.08
Portfolio Turnover Rate	14.15[b]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	680	653	977	21,374	25,573	31,441

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.22	7.97	7.74	6.69	7.90	10.29
Investment Operations:						
Investment (loss)–net[a]	(.02)	(.05)	(.02)	(.06)	(.03)	(.08)
Net realized and unrealized gain (loss) on investments	.72	.30	.25	1.11	(1.18)	(2.24)
Total from Investment Operations	.70	.25	.23	1.05	(1.21)	(2.32)
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.07)
Net asset value, end of period	8.92	8.22	7.97	7.74	6.69	7.90
Total Return (%)[b]	8.52[c]	3.14	2.97	15.70	(15.32)	(22.58)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[c]	1.66	1.65	1.59	1.60	1.78
Ratio of net expenses to average net assets	.91[c]	1.66	1.65	1.59	1.60	1.78
Ratio of net investment (loss) to average net assets	(.22)[c]	(.66)	(.31)	(.81)	(.48)	(.89)
Portfolio Turnover Rate	14.15[c]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ x 1,000)	531	593	648	764	557	890

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	8.59	8.31	8.02	6.90	8.10	10.46
Investment Operations:						
Investment income (loss)−net [a]	.02	(.00)[b]	.03	(.02)	(.00)[b]	(.01)
Net realized and unrealized gain (loss) on investments	.75	.31	.26	1.14	(1.20)	(2.28)
Total from Investment Operations	.77	.31	.29	1.12	(1.20)	(2.29)
Distributions:						
Dividends from investment income−net	–	(.03)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	–	(.07)
Total Distributions	–	(.03)	–	–	–	(.07)
Net asset value, end of period	9.36	8.59	8.31	8.02	6.90	8.10
Total Return (%)	8.96[c]	3.74	3.62	16.23	(14.82)	(21.92)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[c]	1.04	1.02	1.10	1.14	1.02
Ratio of net expenses to average net assets	.52[c]	1.04	1.02	1.10	1.14	1.02
Ratio of net investment income (loss) to average net assets	.18[c]	(.05)	.34	(.31)	(.02)	(.14)
Portfolio Turnover Rate	14.15[c]	78.54	67.21	53.06	74.83	103.52
Net Assets, end of period ($ X 1,000)	333,801	331,203	399,440	475,277	531,104	717,072

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Premier Third Century Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T and 200 million shares of $.001 par value Common Stock of Class Z. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class Z shares are not available for new accounts and bear a service fee. Class A shares and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Investments in registered investment companies are valued at their net asset value. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $113,989,002 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to May 31, 2006. If not applied, $18,438,837 of the carryover expires in fiscal 2010 and $95,550,165 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended November 30, 2006, was $52,900 with a related weighed average annualized interest rate of 5.55%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to the Management Agreement ("Agreement") with the Manager, the management fee is computed at an annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Pursuant to the Agreement, if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average daily net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2006, there was no expense reimbursement pursuant to the Agreement.

During the period ended November 30, 2006, the Distributor retained $1,801and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $10,459 and $486 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2006, Class B, Class C and Class T shares were charged $29,810, $10,799 and $693, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2006,

Class A, Class B, Class C and Class T shares were charged $15,523, $9,937, $3,600, and $693, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, Class Z shares were charged $161,490 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $105,528 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2006, the fund was charged $13,281 pursuant to the custody agreement.

During the period ended November 30, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $225,181, Rule 12b-1 distribution plan fees $6,700, shareholder services plan fees $46,870, custodian fees $5,929, chief compliance officer fees $1,704 and transfer agency per account fees $42,264.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2006, amounted to $49,482,096 and $77,054,075, respectively.

At November 30, 2006, the cost of investments for federal income tax purposes was $328,603,453; accordingly, accumulated net unrealized appreciation on investments was $39,691,085, consisting of $47,428,641 gross unrealized appreciation and $7,737,556 gross unrealized depreciation.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At meetings of the Board of Directors of the fund held on July 11-12, 2006, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and

expense ratio with a group of comparable funds and a broader group of funds that were selected by Lipper and are not required to use one or more social screens when choosing securities for the funds' portfolios ("Expense Group I" and "Expense Universe I," respectively) and with a group of funds and a broader group of funds that were selected by Lipper and use one or more social screens when choosing securities for the funds' portfolios ("Expense Group II" and "Expense Universe II," respectively). The fund's portfolio managers use social screens when choosing securities for the fund's portfolio, as described in the fund's prospectus. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select each Expense Group and Expense Universe.

The Board reviewed the results of the comparisons for each Expense Group and Expense Universe. The Board reviewed the range of management fees and expense ratios of the funds in each Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile of each Expense Group and Expense Universe (comparable to the respective Expense Group and Expense Universe medians).

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to two groups of funds composed of the same funds included in Expense Group I and Expense Group II ("Performance Group I" and "Performance Group II," respectively) and to two corresponding broader groups of funds ("Performance Universe I" and "Performance Universe II," respectively). The Manager also provided a comparison of the fund's calendar year total returns to the returns of its benchmark index. The Board noted that the fund's performance was below the medians of Performance Group I and Performance Group II and of Performance Universe I and Performance Universe II for the reported periods ended May 31, 2006. The Board members also noted that the fund's short-term performance was improving, based on the performance information for various periods ended June 30, 2006 that also was presented to them, and management's efforts to improve performance in connection with its proposals, which were effective December 1, 2005, by appointing two new portfolio managers and implementing the revised investment process that the Board had requested.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), noting that none of the Similar Funds were required to use social screens when choosing securities for their portfolios. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with substantially similar investment objectives, policies and strategies as the fund. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided; it was noted that the Similar Funds had management fees that were higher, lower and comparable to the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, noting that economies of scale may be realized as the fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including any soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- While the Board was concerned with the fund's overall total return performance, the Board members noted that the fund's short-term performance was improving.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

The Dreyfus Premier Third Century Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

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